B.S.

17004411

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owl Creek Asset Management Marketing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue, 21st Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Back
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley, P.C.
(Name – *if individual, state last, first, middle name*)

280 Trumbull Street, 24th Floor (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ST

OATH OR AFFIRMATION

I, Stephen Back, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owl Creek Asset Management Markcting LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

REUBEN KOPEL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02KO6234446
Qualified In New York County
My Commission Expires 1/17/19

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Owl Creek Asset Management Marketing, LLC

Statement of Financial Condition
and Supplementary Information

As of and for the Year Ended December 31, 2016

Owl Creek Asset Management Marketing, LLC

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

280 Trumbull Street, 24th Floor
Hartford, Connecticut 06103-3509

860.522.3111 (voice)
860.728.0232 (fax)

www.whcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Owl Creek Asset Management Marketing, LLC

We have audited the accompanying statement of financial condition of Owl Creek Asset Management Marketing, LLC (formerly Smith Whiley Securities, Inc.) (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Owl Creek Asset Management Marketing, LLC (formerly Smith Whiley Securities, Inc.) as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
February 8, 2017

Owl Creek Asset Management Marketing, LLC

Statement of Financial Condition
Year Ended December 31, 2016

ASSETS

Cash	$	106,555
Prepaid expenses and other assets		26,330
TOTAL ASSETS	$	132,885

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	44,243
Due to Parent Company		1,167
	$	45,410
MEMBER'S EQUITY:		
TOTAL MEMBER'S EQUITY		87,475
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	132,885

The Accompanying Notes are an Integral Part of the Financial Statement

Notes to Financial Statement

1. Organization and Nature of Business

Owl Creek Asset Management Marketing, LLC (the "Company") was organized and incorporated on November 23, 1994. The Company, which was previously named Smith Whiley Securities Inc., was converted to a Delaware Limited Liability Company named Smith Whiley Securities, LLC on April 4, 2016. On July 15, 2016, Owl Creek Asset Management, L.P. ("the Parent") acquired 100% of the membership interest of the Company, and the Company was subsequently renamed Owl Creek Asset Management Marketing, LLC on November 1, 2016. It is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placement services exclusively to its Parent, Owl Creek Asset Management, L.P.

The Company provides capital raising services to affiliated private investment funds advised by the Parent.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Revenue Recognition

Fees for services in private placements are generally recorded at the time the transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing, in which case fees are recorded when earned.

Income Taxes

Starting on July 15, 2016, the Company is treated as a disregarded entity for tax purposes and has no federal or state tax liabilities. Any income or losses generated by the Company are reported on tax returns of the Parent and passed along to the members of the Parent. Accordingly, no provision for income taxes is provided in the financial statements. The tax years ending after July 15, 2016 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Prior to the acquisition by the Parent on July 15, 2016, the Company was part of a consolidated group for federal income tax purposes and was a qualified S-Corporation subsidiary. Therefore, there were no federal or state income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Concentration of Credit Risk

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2016, the amount in excess of insured limits was $0.

Revenue

At December 31, 2016 and for the year then ended, 100% of gross revenues, of $2,100, was derived from one customer, the Company's Parent (Note 6).

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1,500% in every year thereafter. At December 31, 2016, the Company had net regulatory capital of $61,145 which was $56,145 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 74.27%.

6. Related Party Transactions

The Company's only source of revenue, during the year ended December 31, 2016, is through a placement agent agreement, dated November 18, 2016, with its Parent where the Company would introduce certain prospective investors to its Parent, and the Parent's affiliates on a private placement basis and provide private placement agent services to such Parent and its affiliates. The Parent is solely responsible for paying such placement agent fees on behalf of any affiliate placements. The revenue related to this agreement for the year ended December 31, 2016 was $2,100.

The Company also has an expense sharing agreement with its Parent Company, dated November 11, 2016, which covers occupancy, payroll and related benefits, and other expenses. As of December 31, 2016, the payable to the Parent Company for these expenses was $1,167. Expenses incurred under this agreement were $59,050 for the year ended December 31, 2016.